Exhibit 99.1

Nortek Reports Improved Profitability in Third Quarter 2012
Operating Earnings Rise $19.8 Million

Providence, RI, November 8, 2012 - Nortek, Inc. (Nasdaq: NTK), a global diversified company with leading brands and innovative, technology-driven products and solutions for residential and commercial applications, today announced financial results for the three months ended September 29, 2012.

Third Quarter 2012 Highlights

- Net sales increased 1% to $557.4 million from $551.8 million in the third quarter of 2011.
- Gross margin increased to 28.4% from 25.8% in the same quarter a year earlier.
- Selling, general and administrative expense (SG&A) decreased by $3.5 million to $113.6 million from $117.1 million a year earlier. As a percentage of net sales, SG&A expense decreased from 21.2% in the third quarter of 2011 to 20.4%.
- Depreciation and amortization expense was $21.7 million, compared with $21.4 million in the same quarter a year earlier.
- Operating earnings increased to $33.8 million from $14.0 million in the third quarter of 2011.
- Net earnings were $4.7 million, or $0.30 per diluted share, compared with a net loss for the third quarter of 2011 of $2.1 million, or $0.14 loss per share.
- As of September 29, 2012, Nortek had $130.7 million of unrestricted cash and cash equivalents on its balance sheet, compared with $57.2 million on October 1, 2011.

Management Comments

"Nortek continued to perform well in the third quarter despite mixed conditions in our end markets," said President and Chief Executive Officer Michael J. Clarke. "All five of our business segments improved their profitability year-over-year. As a result, our operating earnings were up $19.8 million from the third quarter of 2011."

"This improvement in our operating performance reflects a number of factors," Clarke said. "These include the restructuring of the European range hood business in our Residential Ventilation segment, as well as improved sales levels in our Residential Ventilation and Residential Heating and Cooling segments in the North American markets, combined with lower material costs in our Residential Heating and Cooling segment. In addition, our results this quarter reflected a more favorable overall pricing and product mix."

"We began our operational improvement initiatives in the third quarter as planned," said Clarke. "In addition to enhancing efficiency and reducing costs, our investments in these initiatives are focused on driving growth through product development as well as marketing and sales. At the same time, we are continuing to make progress in strengthening our performance in material procurement and improving our cash conversion cycle."

"This was the fourth consecutive quarter in which Nortek generated positive cash from operations, which has enabled us to significantly improve our liquidity position," Clarke said. "We paid down the remaining $12 million in borrowings under our asset-based lending facility in the third quarter and, as previously announced, successfully refinanced approximately $251 million of our secured term loan facility in October."

"Our plan for making further progress in this challenging end market environment is to continue to focus on effectively managing all the areas of our business," said Clarke. "In addition to closely managing expenses and cash flow and improving efficiencies, we expect to continue reinvesting in our business to drive top-line growth and deliver service excellence to our customers. This will position us to deliver solid performance as our end markets improve."

Third Quarter Conference Call Details

Nortek has scheduled a conference call to review its results for the third quarter of 2012 tomorrow, November 9, 2012, at 10:00 a.m. ET. Those who wish to listen to the conference call webcast should visit the Investor Relations section of the Company's website at www.nortekinc.com. The live call also can be accessed by dialing (877) 709-8155 or (201) 689-8881 prior to the start of the call. For those who are unable to listen to the live call, the webcast will be archived on the Company's website.

About Nortek

Nortek* is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. The Company's broad array of offerings includes audio/video and security solutions, digital display mounting solutions, ventilation products such as range hoods and bathroom fans, heating and cooling products, and air management systems.

As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

Safe Harbor Statement

In this press release, we discuss and analyze the results of operations and financial condition of Nortek, Inc. and its wholly-owned subsidiaries. In addition to historical information, we also make statements relating to the future, called "forward-looking" statements, which are provided under the "safe harbor" protection of the U.S. Private Securities Litigation Reform Act of 1995. When used in this press release, words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "intend," "may," "plan," "potential," "project," "should," or "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties, over which we have no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Such statements are based on our current expectations and could be affected by uncertainties and "risk factors" described in our Annual Report on Form 10-K for the most recent fiscal year and our October 2012 Form 8-K (as defined below). In particular, important factors impacting such forward-looking statements include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, prices, and product and warranty liability claims. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, readers are urged to carefully review and consider the reports and filings of Nortek with the Securities and Exchange Commission including the description of "risk factors" set forth under Item 1A in our Annual Report on Form 10-K and our October 2012 Form 8-K (as defined below), as updated on subsequent quarterly reports on Form 10-Q.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the third quarter ended	
	September 29, 2012	October 1, 2011
	(Dollar amounts in millions, except per share data)	
Net Sales	$ 557.4	$ 551.8
Cost of products sold	399.0	409.6
Gross profit	158.4	142.2
Selling, general and administrative expense, net	113.6	117.1
Amortization of intangible assets	11.0	11.1
Operating earnings	33.8	14.0
Interest expense	(23.7)	(24.6)
Investment income	0.1	—
Earnings (loss) before provision (benefit) for income taxes	10.2	(10.6)
Provision (benefit) for income taxes	5.5	(8.5)
Net earnings (loss)	$ 4.7	$ (2.1)
Basic earnings (loss) per share	$ 0.31	$ (0.14)
Diluted earnings (loss) per share	$ 0.30	$ (0.14)
Weighted Average Common Shares:		
Basic	15,152,779	15,128,246
Diluted	15,505,573	15,128,246

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

Nortek, Inc. ("Nortek") and all of its wholly owned subsidiaries, collectively the "Company," is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. Operating within five reporting segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market, and the personal and enterprise computer markets.

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The three months ended September 29, 2012 ("third quarter of 2012") and October 1, 2011 ("third quarter of 2011") each include 91 days.

The accompanying unaudited condensed consolidated summary of operations reflects the accounts of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Operating results for the third quarter ended September 30, 2012 are not necessarily indicative of the results that may be expected for other interim periods or for the year ending December 31, 2012.

This unaudited condensed consolidated summary of operations should be read in conjunction with the unaudited condensed consolidated financial statements and notes included in the Company's latest quarterly report on Form 10-Q, its audited consolidated financial statements and the related notes included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 ("2011 Form 10-K") and its latest Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC") including the current report on Form 8-K filed with the SEC on October 15, 2012, which updates Items 1, 1A, 2, 6, 7, 7A, 8 and 15 of the 2011 Form 10-K ("October 2012 8-K").